UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AMPLITECH GROUP INC.
(Exact name of registrant as specified in its charter)

Nevada	000-54355	27-4566352
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

620 Johnson Avenue, Bohemia, NY 11716

(Address of principal executive offices) (Zip Code)

Fawad Maqbool

President and Chief Executive Officer

(631) 521-7831

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1.	Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

(c) Conflict Minerals Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and the instructions to Form SD, AmpliTech Group Inc. (the “Company”) is filing with this Form SD a Conflict Minerals Report, which is attached hereto as Exhibit 1.01 and incorporated herein by reference.

The Company’s Statement on its Conflict Minerals Policy and this Form SD, including the Company’s Conflict Minerals Report, are available on the Company’s website at https://www.amplitech.com. The content of our website as referred to in this Form SD and Conflict Minerals Report is included for general information only and is not incorporated by reference herein.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2.	Exhibits

Item 2.01	Exhibits

Exhibit 1.01—Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AMPLITECH GROUP, INC.

June 1, 2021	By:	/s/ Fawad Maqbool
	Name:	Fawad Maqbool
	Title:	President Chief Executive Officer

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